Mail Stop 3561

July 17, 2006

<u>Via Fax and U.S. Mail</u>

Alliance Securities Corp.
Mehrdad Elie
CEO and President
1000 Marina Boulevard, Suite 100
Brisbane, CA 94005

Re: Alliance Securities Corp.
         Registration Statement on Form S-3
         Filed June 20, 2006
         File No. 333-135166

Dear Mr. Elie:

        We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>
<u>General</u>

   1. We note that the name of the depositor disclosed on the registration statement
       cover page and throughout the filing is Alliance Securities Corp., while the name

that appears on Edgar is AB Mortgage Securities Corp. Please revise appropriately or advise.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

4. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

5. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

6. Please ensure that the courtesy copies provided to the staff are identical to the filings submitted on Edgar. For instance, we note that the exhibit index in the Edgar version indicates that several exhibits will be filed by amendment while the courtesy copies do not. Please confirm that this is the only inconsistency or provide us with a list of all additional differences between the filed version and the courtesy copy.

Prospectus Supplement #1
General

7. Please include a section similar to the one you have included in your second prospectus supplement, discussing the information required by Item 1104 of Regulation AB.

8. Please add a placeholder confirming that you will provide the disclosure required by Item 1110 of Regulation AB for all applicable originators.

Cover Page

9. When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation AB for the definition of issuing entity. In this regard, it appears that you have used "the trust" or "the trust fund" in several places throughout the filing, including the cover page, where you are referring to the "issuing entity." Please revise throughout the filing as necessary.

Summary

10. Please disclose the expected final and final scheduled maturity or principal distribution dates, if applicable. See Item 1103(a)(3) of Regulation AB.

11. Further, identify the denominations in which the securities may be issued. See Item 1103(a)(3) of Regulation AB.

12. Please revise to discuss the distribution priority of servicer fees. Refer to Item 1103(a)(3) of Regulation AB.

13. Please identify any events that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or the flow of funds. Refer to Item 1103(a)(3) of Regulation AB.

14. Please briefly describe what protection or support is provided by subordination. See Item 1103(a)(3)(ix) of Regulation AB.

15. We note from page S-1 that you contemplate using a certificate insurer. Please revise your cover page to briefly describe this feature and to identify the insurer. See Item 1102(h) of Regulation AB. Please similarly revise your summary section. Finally, please confirm that the swap counterparty to which you refer on page S-1 relates to the mandatory auction you reference throughout the prospectus or revise accordingly.

16. We note that your transaction structure chart on page S-7 refers to specific transaction parties that do not appear to be involved in the current transaction. Please revise as appropriate or advise.

17. We note from page S-44 that you will have residual certificates and that certain Class B certificates will not be offered publicly. Please revise your summary section to include this information. See Item 1103(a)(3)(i) of Regulation AB.

The Mortgage Pool, page S-20

18. Please revise this section to provide additional disclosure regarding the pool characteristics in tabular or graphical format similar to the mortgage pool information you have provided in the second prospectus supplement. Refer to Item 1111(b) of Regulation AB.

Prospectus Supplement #2

Table of Contents

19. Please expand your table of contents to list all of the various subsections in prospectus supplement 2 to assist investors in locating the relevant disclosure on the offered securities. For example, we note you include a number of cross-references to subsections in the summary, however, the subsections are not provided in the table of contents. Please revise accordingly.

Base Prospectus

Evidence as to Compliance, page 25

20. We bring your attention to the statement "each party responsible for the servicing function will provide . . . servicing criteria established in Item 1122(a) of Regulation AB." Please revise this section to clarify that the servicer will use the applicable servicing criteria in paragraph (d) of Item 1122.

Distribution of Interest and Principal on the Securities, page 42

21. We note that the related prospectus supplement will specify the security interest rate, or, in the case of a variable or adjustable security interest rate, the method for determining the security interest rate, for each class. We also note from page 27 that floating rate securities will be based on an index of the type that is customarily used in the debt and fixed income markets. Please confirm that you will not use indexes of securities or commodities in any event.

Cash Flow Agreements, page 51

22. Please revise to delete your reference to "other cash flow agreements." We view this as a catch-all. Instead, disclose all forms of cash flow agreements reasonably contemplated to be included in an actual takedown.

Derivatives, page 54

23. Your disclosure regarding market value swaps discusses ways in which a market value swap "might" operate. Please revise to clarify, if true, that the market value

swaps contemplated by this offering are limited to use in mandatory auctions. If they are not, please specifically discuss the different types of market value swaps that may occur and why you believe they are consistent with the requirements of Regulation AB.

24. Please confirm that such auctions will not be controlled by affiliates of the registrant.

Purchase Obligations, page 54

25. We note the disclosure that some types of trust assets may be subject to a purchase obligation that would become applicable "on demand made by or on behalf of the applicable security holders." Please provide a legal analysis to support how the purchase obligations meet the requirements under Rule 3a-7 of the Investment Company Act.

Item 16—Exhibits

26. Please revise your Exhibit list to reflect that Exhibits 4.1-4.5 have been filed.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    If you have any questions regarding these comments, you may contact H. Yuna Peng at (202) 551-3391. If you need further assistance, you may contact me at (202) 551-3454.

                                        Sincerely,

                                        Sara D. Kalin
                                        Branch Chief—Legal

cc: Via Facsimile (212) 912-7751
        Mr. Paul D. Tvetenstrand, Esq.
        Thacher Proffitt & Wood LLP
        Telephone: (212) 912-7452